Exhibit 1

Hi, I’m Patrick Adams. I represent the PVG group that’s trying to change the board at Anavex Life Sciences. Now, we’ve put together a great team, a great team that can come in and turn this company around, feel very confident about that. So, we need to make some changes, what’s happening at this company is really really a disservice to the shareholders, this board needs to be removed and replaced.

For the PVG vote the PVG gold card, for the replacement of the Anavex Board. Now why are we doing this? We have a position in Anavex Life Sciences, and we follow the biotechnology space very closely. We think the stock has tremendous upside. We could just sell the stock and move on and go to the next idea as this company is so screwed up at this point, in our opinion. Or, we could go in and try to fix it and get some of these products approved and have a really good stock. So, we assembled six different board members to serve on the board to help with directing things, hire a very qualified CEO, and rebuild the clinical team.

Now, the current board of directors, there’s four that are seeking nomination and two new ones. They’re kicking the other two guys off that actually own share. Of the four that are currently on the board that have been re-nominated, they own a total of 5,000 shares. They bought 5,000 shares in the open market. Three of the directors own zero shares. One guy owns 5,000 shares. So, we need your support. We need to move on. We need to get a credible board in place and get a credible management team to lead this company forward. Now, how do we do this? To vote your shares is to call InvestorCom on this number 877 972 0090, if you’re a stockholder, and 203 972 9300 if a bank or broker. We need change! If for some reason you don’t want to make the call, just use their email, proxy@investor-com.com. Somebody will help you that way. You’ll receive in the mail over the next couple of days the gold cards to vote. Don’t vote the white cards. The white cards are the company’s cards. We don’t want this board to be reelected. We want our team elected. You’re going to see why as I go through this presentation. We’ve got a great team, very highly qualified, with a lot of experience. We think we can turn this company around. Why PVG is seeking change, we think that the assets are valuable. The current leadership, i.e. the board, has screwed things up.

The board has really failed the shareholders. A meaningful change is required to get this going. We did our due diligence. We talked to four of the six existing board members, and a number of former medical experts of the company. We’ve also spoken to analysts and bankers. We talked to the banker of this company. By the way, the management will not return his call. That’s pathetic! We also talked with in long-time, significant, shareholders.

We wanted to get all their views. Their views are basically the same as ours. There needs to be big change in the board. The stock has underperformed dramatically over the years. We need to make these changes to move things forward. What PVG wants to do is set this up for the highest probability of success as possible and get these critical drugs approved and onto the market.

In December of 2023, their Alzheimer’s data was released. Now it’s almost three years later. What’s happened? I’ll tell you what’s happened. Nothing has happened over that time. The company racked up losses of about $130 million over that period, significant. What’s even probably more significant is the delay of the drug getting to market. That’s a lot of lost potential revenue, and then the patent life is being lost. They wasted a lot of time. You got to ask yourself, the data came out, top line data, in December of 2023. Why didn’t the board instruct the management team, knowing that if they went for conditional approval with the EMA, the company would have to do a Phase 3 trial regardless? Why didn’t they, why didn’t the board do that? The reason they didn’t do it is they didn’t know how to do it. They don’t know the industry. The EMA regulatory meeting proceeded, then company withdrew the drug on March 25th of this year for consideration at the meeting. The result was the stock fell 35% in a single day. So disappointing. Now, we know, generally it was a long shot to get conditional approval. But it was handled so poorly that we got big negative reaction to the pulling of the drug from the EMA regulatory process. The company now has to go back and do the Phase 3 for the FDA and the EMA. We lost three years and racked up a lot of losses, and we shortened remaining patent life. We need to get this going.

The current board has overseen substantial destruction of shareholder value. We need this fixed. We need to get moving ASAP. Anavex has valuable assets, but what’s required is an experienced team to come in and get this whole thing moving forward. There are two of four new board members being nominated by the company. That’s not going to fix things. If these two new nominees were actually experts in CNS, that would probably get my attention. Two of the four existing board members are from the telecommunications industry. Why are they on the board, it doesn’t make any sense. One of the new director nominees from the company has experience in cancer but not the central nervous system we want somebody that’s got experience in the central nervous system so that doesn’t do us any good given what has happened, how these four members have basically controlled the board for a lengthy period of time, change is needed. Change immediately needs to be done. September 24th will be here before you know it, so get your shares voted.

Now, also, this is what’s happened recently. The company finally released their 10-Qs, yes finally. They had two quarters where they didn’t file their 10-Qs. They were threatened to be delisted by NASDAQ. Boy, if that would have happened, it still could happen, that would really hurt the stock in a big way. These 10-Qs were released on August 28th. It’s important that you understand this. I had to read this a number of different times to really understand what they were saying. This relates to the firing of the former CEO. I think what happened, the board was pissed and went and fired him and then said, okay, now we need some reasons why we fired him. So, what’s the reason why we fired him? This is what they came up with from the 10-Q, “It’s related to deficiencies, including the historical failure to set an appropriate tone at the top and the historical process of identifying, escalating, and communicating regulatory, clinical, and other non-financial information to our principal financial officer, CFO, the audit committee. and the board. During the affected period, regulatory, clinical, and non-financial information was concentrated, (okay that’s a big word), was concentrated with the former CEO. Well, where else would it be concentrated? We did not maintain sufficiently formal and precise controls to provide, (so they’re saying they did not, the board did not maintain this), controls to provide reasonable assurance that such information would be identified, accumulated, and communicated completely and timely to all appropriate financial reporting and disclosure process participants. That action removed the individual with whom the relevant and regulatory, clinical, and other non-financial information had been concentrated.”

What they could have done is said, we want this information disseminated and send it out now. I’m sure he would have been happy to do it. The company doesn’t really identify anything that was not disclosed. So they came up with a reason to fire him, basically, to probably not have to pay this guy’s severance. This is not how you handle things. So this is what has delayed two quarters of financial reporting. We believe it is clear the board does not understand the biotechnology industry enough to ask the questions if they were not getting enough information. It should have been readily available to them regardless.

The board didn’t know maybe to ask for this information, or maybe they were getting it and just didn’t understand it. If the goal of the leadership of the board was to change out the leadership, to change out the CEO, there’s ways to do this ethically and transition professionally. They could have gone to the CEO and said, hey, thanks for all your services. We’re going to make a change. We’re going to bring in a new CEO, we’re going to elevate the position, we’re going to hire somebody else to lead the company from here. Thank you for your 13 years of service and then come up with a severance package, probably it would be less than what they’re going to have to settle. I think the old CEO has suffered damages against the company for his reputation. PVG is concerned that the board has created significant legal liabilities and think it’s just because they don’t have a lot of business acumen. That’s my belief. That’s what it looks like. These internal controls fall under the board. The same people that are asking you to vote for them!

On pages 12 and 13, they also disclosed the termination of the Michael J. Fox Foundation grant, and they are returning approximately $800,000. If you look at the Parkinson’s drug, they recently had phase two clinical data. The phase two clinical data looked pretty darn impressive for Parkinson’s. There’s a couple of different biomarkers nerve fiber density improved, and the dopamine looks like it improved. The results of this trial were presented at a conference. This is another really poor example of business judgment by this board. Parkinson’s is a big market. If they move this through the clinicals a little bit further, there’s going to be all sorts of large pharmaceutical companies that would probably love to have this drug.

These four members plus two more that don’t have really relevant backgrounds are asking you to re-elect them. Well, are they aligned with you? No, they are not. Three of the four that are on the board currently, they haven’t bought any shares. How can they be aligned with you? That’s a big problem. This is Board of Directors 101. Get the board to buy in. Get the board to be aligned with shareholders. This is not happening at this company. The current board handed the company over to a first-time CEO. You’ve got to really wonder why. We believe the current board continues to make very bad business decisions, that are significantly impacting the value of this company. The Anavex interim CEO has never been a CEO before. This is a big turnaround!

If you have only been in the clinic, but you haven’t been a CEO, how are you going to go in and convince a Wall Street professional to invest in a company? The company needs more money to conduct these trials. From the Anavex proxy statement dated August 10, 2026, it discloses that the current CEO continues to serve as a strategic advisor to Aardvark Therapeutics. This is another pharmaceutical company, so we would consider it somewhat of a competitor. Why would the board hire a part-time CEO to run Anavex? This is a big job. You need somebody with a lot of experience, a lot of confidence and a lot of contacts around Wall Street. From the same proxy statement it says the CEO, this CEO has had five positions across four organizations in seven years.

None of these positions were longer than 27 months. Missling, the former CEO that was fired from Anavex, was at the company for 13 years. You don’t hire somebody that’s not a star player. We need a star player. By having four different jobs over seven years, or five different positions over seven years, that is not a great track record. We couldn’t find anything of success from her track record. Maybe there’s something there, but we just couldn’t find it. We couldn’t find a drug that she got through clinical trials and was successful at. Now, on February 27th, of this year, during her tenure at Aardvark as EVP of regulatory affairs, the company announced a voluntary pause of its Phase 3 trial. Okay, the stock, guess what the stock did? Torpedoed down, of course. We believe that her tenure has already revealed the inability to steer the clinical trials in the right direction. Her immediate past track record in the Anavex proxy, including executive vice president of Aardvark Therapeutics, an assignment that concluded in a big clinical setback. We believe that the Anavex shareholders are entrusting this company to somebody that hasn’t been successful in the clinic, has never been a CEO. So why are they doing this? This is too big of a threat to our capital. I don’t want this. I want somebody that’s good with a track record to come in and turn this company around with a great board of directors.

Here’s an interesting chart over one year. This is the total stock return. This is Anavex at the bottom. Negative 63% over a 12-month period as of August 11th, 2026. Now, we know this company well, Axsome Therapeutics. It’s up 84%. These other two companies, I don’t know these two companies very well, but they were selected by our proxy company to illustrate a similar size company in a competitive area of biotechnology. But Axsome is a direct competitor. So a little story as of January 1st, 2019, Anavex and Axsome had roughly the same price, around $2 a share for both of them, after roughly the seven-year period, Axsome is now over $200 a share, and Anavex is under $3 a share. So Axsome has gone up roughly a hundred-fold and Anavex is basically flat over that period of time.

Here’s the choice. We have my group versus the existing group plus two more new unknowns. Let’s look at the chairman, Ma, I kind of liked her, talked to her on the phone. She’s not a bad person, in my opinion. I just don’t think she knows what she’s doing. I asked her when I was on the phone with her. You’re in the telecommunications space. I find that very odd to be the chairman of the board of a biotechnology company and you being in the telecommunications space. That makes no sense to me. She got a bit defensive about it. I said, let’s, let’s continue to have our conversation.

Ma sponsored a SPAC, raised money at a hundred dollars a share. You can see here, the stock went up a little bit. They bought a company called Mobix Labs. Mobix Labs is a semiconductor company and you know how hot the semiconductor space has been, you could have probably bought anything, and it probably would have done well. She bought MOBX. The stock now has gone from over 100 a share, down to, as of the time of this video, roughly $1.30 per share. Here are the financials, the green here is the cash, the cash position to the company. It’s almost zero. This company is likely going to go bankrupt. Well, we don’t want this to happen to Anavex. We believe this lady should not head up the board.

Okay, so that’s me. I’ve been in the business for over 40 years. I have a lot of biotechnology experience, investing, and capital allocation experience. I’ve been successful in the biotech space. I have experience in CNS companies. So, yes, I know Axsome well. Thank goodness, right? And I know many other CNS companies. I know what works. Axsome has a great pipeline. It’s one of the strongest pipelines I’ve seen of a company this size. It’s not been managed properly, and we believe it’s due to board oversight. Okay, here’s the chairman of the board, as I mentioned. This nice lady’s stock is down almost 99% from where it started. She owns zero shares of Anavex. It’s your selection.

Okay, now, this is, our selection is Rene Mora. Rene has a great background, really smart guy, MD, PhD, two decades of healthcare investment banking. Leerink is where he used to work. This is a great firm. He could sit down, listen to any story, and then break it down and peel the onion back several different times and get right to the very point of what’s important and what the time frame is and really hold management feet to the fire. That’s the kind of guy we want. From their side Peter Donhauser is a doctor, he has no operational or financial experience that we see. We need a guy like Mora in there asking tough questions, overseeing what’s going on. Again, our selection, Rene.

John Boris. So I knew John when he was on Wall Street. He was a really good analyst. If I needed to know something specific about a drug, I’d call John. John was good. Okay, John was a pharmaceutical executive up until 1997. John worked at Eli Lilly. You probably know this drug, Prozac, John’s team launched Prozac for Lily. By the way, having contacts with Lilly is very helpful. Lilly has an Alzheimer’s drug, John knows what’s going on at Lilly. He could be very helpful at a later date if all goes well with this. John knows drug development, drug marketing, he was the senior manager for neurosciences at Warner Lambert that was bought by Pfizer so again another really good pick on our part and their guy Van der Velden is over in Europe, he’s on the audit committee for Anavex. Well, he works at a telecom company. What the heck does that do for us. We’ve got plenty of regulatory oversight on our board. We know how to do that. We don’t need a guy that’s in the telecom space on the board. It’s not helpful.

Curtis Hogue’s a solid guy. Very experienced. He’s been an interim CEO and director at a public company. He’s been investing in biotech for a while now. He serves on a Rett syndrome charity. He knows a lot about Rett syndrome. He has a lot of experience in the biotech space consulting for companies. Axel Paeger for the company I talked to talk to him. He runs a hospital chain. He’s not in drug development. He owns no shares. Not a bad guy. He’s got no skin in the game. He’s got nothing to offer us. Again, our choice, Curtis. Now, here’s another good one. Jason Colbert. Jason probably knows more about Anavex than anybody that’s currently at the company. He has followed Anavex for a very long time. He’s followed biotech for 25 years and specifically neurosciences companies. He worked at Salomon Smith Barney now Citibank. Maxim Group, that’s where I know of Jason. He has worked at a company called Neostem. At Neostem, he was chief business officer for the company for two years. Jason has good hands-on experience working at a biotechnology company. Now, Adrian, for their side, again, I was kind of excited about this person coming on board, potentially. But then really disappointed when I read further and it says his experience was in oncology. Again, we believe they are making a stupid business decision. They think they got something here, but he’s in cancer. We need somebody that’s in the CNS space. Again, our choice, Jason.

Now, our candidate, Ralf, Ralf von Ziegesar. Ralph is in Europe. Ralf runs a family office in Europe. He knows a lot of investors. We think we need Ralf to help get the word out about what we’re doing, the potential for Anavex in the European markets. Ralf is a very experienced guy.

And then lastly, Patel for their side. He has no background in CNS or neurodegenerative diseases. How’s he going to help oversee a Phase 3 trial? What’s he going to do for us? I just don’t see it. So, again, our pick, Ralf. Okay, the case for change.

Now, destruction of shareholder value. It’s been incredible. Again, this company has got a great pipeline. If you look at this company, this is a five-year chart. We didn’t just pick five years just because we wanted to. We took five years because it was a long enough period of time to give the former management team and the board the time to work things out. This stock was over $30 back then.

A series of mistakes, slowness, bad business decisions on the part of the board, getting worse. They racked up a lot of losses through this time period. The board is dominated by telecom executives, we need CNS experts. We need biotech experts. We need people that know Wall Street. We need people that have contacts on Wall Street, have contacts at large pharmaceutical companies. We think that the lack of business acumen on the board of biotechnology has caused this massive decline of almost 90 percent over a five-year period. The company being delinquent in their SEC filings could cause the stock to be delisted. There’s more to this. They have lawsuits, a couple of lawsuits pending. That’s going to cost the company, unfortunately. Change is needed in the worst way.

Select a highly qualified board to get this company going in the right direction. This is going to be a big turnaround, but we need to do this. We can make a lot of money. Remember Axsome, $2 to $200. We can get this company going. I’m very confident in it. Now, another chart. This is the three-year total stock return against the indexes. These aren’t just companies we selected. This is the biotechnology indexes. The XBI, we like this as an index, but we also have the IBB, you can look this up yourself you can see this is over a three-year period Anavex down -59%, the XBI up is up 117% percent as of august 19th and the IBB up 72% as of August 19th.

A massive underperformance, in our opinion, massive value destruction by this board. Okay, another chart. Let’s look at 5 years of the indexes. So again, this is the IBB up 31.75%, and the XBI up almost 42% over that five-year period, and then Anavex down -81%. We think Anavex represents great value, but a lot of things have to change. Remember, they’re not going to be able to fund these clinical trials without more money. We need somebody that’s experienced, an experienced board. We need a really experienced CEO. We need to build back the management team that’s involved in the clinical trials.

We are here to help, so what we want you to do is vote the gold card. Let’s get the people in place necessary to turn around this company, we want to get the stock to its full potential. We currently have a management team that doesn’t even talk to shareholders. We need to do this for the patients that will greatly benefit from these drugs, but also the employees. We want to do this for multiple parties, get this company going in the right direction, get these drugs. approved.

The four of the six existing board members have sat over some really bad decisions, not only recently, but longer term as well. We need to change this. We need your votes to do it. Bottom line is, enough is enough. Let’s get this company out of a downward spiral. We need to change the board. Let’s get our team involved. We’ve got great people to come in and turn this thing around, hire the CEO that we need. So vote a no confidence of the existing board. I don’t have any confidence. Have you seen anything that gives you a lot of confidence? I haven’t seen it. If you’re going to fire somebody, do it the right way.

That doesn’t cost you twice as much in liability. So do it the right way.

How to vote your shares. You want the PVG nominees. We want to replace the entire board. If you leave most of the board in place and just put some of us on there, it doesn’t do us any good. You still have these bad decisions being made by this board of directors. If you do half and half, well, you’re really diluting us with people that don’t add any value. We want the full board replaced by our team. Give us at least a year, okay? Give us a year and see how well we do. I’m really confident that this team can hire the right people and get this stock going, get the company going, get these products approved in time and commercialized. So again, here are the numbers. Reach out to InvestorCom to vote your shares. It is greatly appreciated. We need to do this now. Take care.

AVXL
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Fellow Shareholders: We Need Your Support to Turn Anavex Around

Anavex does not have an asset problem. It has a leadership and governance problem.

The Anavex Board Nominees Own 5,000 Shares

Out of 92,696,842 shares outstanding — 0.005% of the Company they ask you to entrust to them.

A review of the facts disclosed in Anavex's own proxy statement filed with the SEC on August 10, 2026

1

AVXL | ANAVEX LIFE SCIENCES
A BRIGHTER FUTURE. TOGETHER.
BETTER LEADERSHIP / STRONGER GOVERNANCE / GREATER VALUE

A NECESSARY CHANGE

How to Vote Your Shares on the Gold Card for PVG Nominees

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If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of PVG's proxy materials, please contact:

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2

A Necessary Change

Why PVG is Seeking Change

PVG believes Anavex has valuable assets, the current leadership has failed shareholders, and meaningful change is required.

- **PVG has done the due diligence in part by speaking with 4 of the 6 existing board members and a number of former medical experts of the company. We have also spoken with many analysts, bankers, and long -time significant investors.** The stock has price fallen over several years and we are **very disappointed in how the transition within the Company is progressing . We do not believe the team in place and the board oversight can produce positive results.** What PVG wants to do is set the company up for the highest probability of success.
- The blarcamesine phase 2b/3 for early onset **Alzheimer's data was released in December of 2023**, and we believe little of any significance has been accomplished since then. **The Company coasted for years incurring net losses for the fiscal years ended September 30, 2023, 2024 and 2025 of $47.5 million, $43.0 million and $46.4 million, respectively,** (see their 10-Ks for those fiscal years). **These losses are significant, but we believe they pale in comparisons to having years of this potentially significant drug approved and marketed .**
- **The EMA regulatory process withdrawal for blarcamesine is a concrete, fully documented oversight failure, resulting in a -35% single-day share price decline back on March 25 of this year.**
- **We believe the current board has played a key part in the substantial destruction of shareholder value** , just look at the recent stock price, $3.11 as of August 24, 2026. **It needs to be quickly fixed as there is a finite life to the Company's intellectual property; time is literally money.**
- **We don't understand why the Board did not direct the management to move forward with the Phase 3 trial relating to its propos ed Alzheimer's drug that would have been required even if the Company received conditional approval by the European commission.**
- Anavex's assets remain valuable but **require experienced leadership two of the four existing Board members are from the telecommunications industry.** One of the **new director nominees has experience relating to cancer but not central nervous system ("CNS") products** , there appears to be no expertise in CNS; this is not helpful.

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A Necessary Change

Why PVG is Seeking Change

PVG believes the current Board continues to make very bad business decisions that is significantly impacting the value of the company.

- **Anavex Life Sciences: The Company filed its 10-Qs for two quarters now on August 28th (March 31 and June 30, 2026) and faces a possible delisting from Nasdaq. Loss of Nasdaq listing could have a material adverse effect on the Anavex stock price. In the Form 10-Q June 30th, 2026, the company described the reason for firing of the former CEO (on page 35)** *"related to deficiencies including a historical failure to set an appropriate tone at the top and the historical process for identifying, escalating and communicating regulatory, clinical and other non-financial information to our principal financial officer, the Audit Committee and the Board. During the affected period, regulatory, clinical and non-financial information was concentrated with our former CEO, and we did not maintain sufficiently formal and precise controls to provide reasonable assurance that such information would be identified, accumulated and communicated completely and timely to all appropriate financial reporting and disclosure-process participants. That action removed the individual with whom the relevant regulatory, clinical and other non-financial information had been concentrated." The company does not reveal anything that was identified that was not disclosed.* **This is what delayed financials from being reported for over two quarters. We believe it is clear this Board does not understand the biotechnology industry enough to ask questions if they were not getting enough information that should have been readily available regardless.** If the goal was to change the leadership, it should be done ethically and transitioned professionally. **It is likely not possible to hire a highly respected CEO with this Board in place. The action of the Board has set off a Shareholder Class Action and a Demand for Arbitration from the former CEO, all of this could have been avoided. PVG IS CONCERNED THE BOARD HAS CREATED SIGNIFICANT LEGAL LIABILITIES. These internal controls fall on the Board, the same people asking you to reelect them!**
- **On pages 12-13 they also disclosed the termination of the Michael J. Fox grant of $0.8 million.** Given the funding was available and the company had positive results in a phase 2 clinical trial, this money could have been used to further data to advance the drug for Parkinson's. From a press release by Anavex on March 17, 2026, **"Significant treatment effects of blarcamesine were detected using both a test of impaired motor function and a biomarker of dopaminergic nerve fiber density, indicating fiber regrowth in striatum after 6 weeks of blarcamesine treatment. Results were presented at the AD/PD™ 2026 Conference". This is another example of poor business judgement.**

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ALIGNMENT

They are asking you to re-elect them. They own almost none of Anavex.

0	**0**	**0**
shares owned by Board Chair Jiong Ma	shares owned by Claus van der Velden	shares owned by Axel Paeger (no shares and no options)

5,000 shares is the entire holding of all four incumbent directors combined.

Peter Donhauser holds all 5,000 of them. At recent prices that is roughly $12,000 – for the four people who now control a company with a $220 million market capitalization. The Board and nominees have incentive stock awards. None have been exercised to date.

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Source: Anavex Life Sciences Corp.'s Definitive Proxy Statement on Schedule 14A (DEFC14A) filed with the SEC on August 10, 2026 *beneficial ownership table and footnotes (3)–(6). Percentages calculated on 92,696,842 shares outstanding as of July 30, 2026.*

THEIR MOST IMPORTANT DECISION

Current Board handed the Company to a first -time CEO.

PVG believes the current Board continues to make very bad business decisions that is significantly impacting the value of the company.

- **Anavex's interim Chief Executive Officer has never previously held a CEO role.**
- **Anavex SEC proxy statement dated August 10, 2026, discloses that she "continues to serve as a Strategic Advisor to Aardvark Therapeutics," another pharmaceutical company, while running Anavex. Why wouldn't the Anavex CEO be full time with Anavex?**
- **The same proxy statement discusses the CEO's five positions across four organizations in seven years**, none held longer than about 27 months. **We were unable to locate a successful track record.**
- On 27 February 2026, during her tenure **as Aardvark's EVP of Regulatory Affairs, that company announced a voluntary pause of its Phase 3 HERO trial.**
- **We believe her brief tenure has already revealed an inability to steer complex clinical assets through critical checkpoints.Her immediate past track record in the Anavex proxy statement includes serving as Executive Vice President of Regulatory Affairs at Aardvak Therapeutics, an assignment that concluded with clinical and regulatory setbacks. We believe that entrusting Anavex's high-potential CNS pipeline – including oral blarcamesine – to an executive without prior CEO experience represents an unacceptable threat to shareholder capital.**
- **A CEO with a track record is critical!!!**

Sources: Anavex Life Sciences Corp.'s Definitive Proxy Statement on Schedule 14A (DEFC14A) filed with the SEC on August 10, 2026 — "Executive Officers" and beneficial ownership footnote (4); Appendix A transaction table. Aardvark Therapeutics press release, 27 February 2026.

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THE RESULT

Anavex drastically underperforms peers over the 1 - year TSR, in what we believe is a result of board incompetence.

1-year as of AVXL DEF 14A file date

Total Return: 20 Aug '25 - 11 Aug '26
AVXL-US
CMPS-US
AXSM-US
ALXO-US
300
250
200
150
100
50
0
-50
-100
227.94
131.97
84.43
-63.74
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul

Anavex relative to comparables

Total return (%)

	Cum.	Ann. (CGR)
COMPASS Pathways CMPS	-291.68	-302.59
Axsome AXSM	-148.17	-151.97
ALX Oncology ALXO	-195.71	-201.62

7

Sources: FactSet

THE CHOICE ON YOUR BALLOT

The Choice on Your White Ballot From The Existing Board

Jiong Ma- prior experience, we could not find anything in the August 10, 2026, proxy statement regarding biotechnology. Recently, she was involved in a SPAC, founded and led by Chavant Capital Acquisition Corporation and merged with Mobix Labs a semiconductor company which went from about $100 per share to about $1.70 in just a few years. This is the type of Board Member we are NOT looking for.

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1.7100 0.0000 (0.00%) 1.7100 0.0000 (0.00%)
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Overnight: 9:24:38 PM EDT
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Mobix Labs, Inc. (MOBX)
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1.7100 0.0000 (0.00%) 1.7100 0.0000 (0.00%)
At close: August 7 at 4:00:01 PM EDT
Overnight: 9:24:38 PM EDT
Income Statement
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A board that owns nothing has nothing to lose. Shareholders do.

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate Patrick Adams brings 40+ years in biotech investing and capital allocation experience, has been very successful in investing in the biotechnology sector, has vast experience with CNS companies, and was an investor in Axsome and many other CNS companies.

Current Board Chair Jiong Ma has an SPAC background (presiding over Mobix Labs' 90% loss in shareholder value), zero biopharma experience, and owns 0 shares of AVXL

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A BOARD BUILT FOR THE NEXT CHAPTER OF ANAVEX

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate Rene Mora not only holds a physician's background (M.D., Ph.D.), but also boasts two decades of healthcare investment banking at Leerink and five years managing a healthcare portfolio at Monashee

Peter Donhauser's background as a physician lacks the operational and financial technicality that are necessary in running a successful company

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A BOARD BUILT FOR THE NEXT CHAPTER OF ANAVEX

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate John Boris brings a 41-year financial and executive career built entirely inside the pharmaceutical industry. John worked for Eli Lilly from 1985 to 1089, ending his tenure as Head of New Product and Sales, leading the Prozac team and Warner-Lambert from 1990 to 1997 (acquired by Pfizer) as Senior Manager, Neurosciences.

Van der Velden has chaired AVXL's Audit Committee through delinquent quarterly filings and has a Telecom background

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A BOARD SLATE BUILT FOR THE NEXT CHAPTER OF ANAVEX

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate Curtis Hogue has served as both Interim CEO and director of a publicly traded biopharma company; **serving as an Interim CEO and director of Alaunos Therapeutics from 2023-2025, and a Rett syndrome charity.** as well as 20+ years of experience in biotech equities

Axel Paeger's executive record is in hospital group operations, not drug development; he holds no shares or options at AVXL, having no skin-in-the-game either

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A BOARD SLATE BUILT FOR THE NEXT CHAPTER OF ANAVEX

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate Jason Kolbert has spent 25+ years covering biotechnology and neurosciencespecifically, **working for such firms as Salomon Smith Barney (Citibank) and Maxim Group** and has analyzed the clinical development strategies and regulatory hurdles Blarcamesine now requires. **He also worked for NeoStem Pharmaceuticals as Chief Business Officer from 2010-2012.**

Adrian Senderowicz's development and regulatory experience was built in oncology, which is a regulatory pathway that bears little to no resemblance to neurodegeneration

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A BOARD SLATE BUILT FOR THE NEXT CHAPTER OF ANAVEX

The Skills Anavex Needs. The Experience PVG Brings.

Why PVG's Slate is Different

PVG candidate Ralf von Ziegesar has spent 30+ years in asset management and serves as Managing Director of FOCAM AG; he is familiar with the importance of long-term investing, unlike AVXL nominees who hold 5,000 shares

While Gautam Patel brings healthcare credentials, he has no background experience in CNS or neurodegeneration specific companies, and would be expected to oversee a Phase 3 trial

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A BOARD BUILT FOR THE NEXT CHAPTER OF ANAVEX

SUMMARY

The Case for Change

- **Significant Value Destruction**: The stock has cratered from highs of $31.50 in 2021 to $2.39 as of July 24, 2026
- **Leadership**: Incurred net losses for the fiscal years ended September 30, 2023, 2024 and 2025 of $47.5 million, $43.0 million and $46.4 million, respectively, overseen by an under qualified, telecom heavy board with no meaningful CNS expertise
- **Proxy Governance Failures**: Delinquent SEC filings, and a Nasdaq delisting notice that persists today

- **Change is needed, and we have selected highly qualified experts to oversee and direct Anavex on a successful path forward and advance the pipeline.**

Total Return: 28 Jun '21 - 18 Aug '26
AVXL-US
0
-10
-20
-30
-40
-50
-60
-70
-80
-89.24
-100
'22
'23
'24
'25
'26

Price Change (%)	
Cum	Ann (CGR)
-89.24	-35.18

Vote the GOLD proxy card FOR the PVG nominees. Do not sign or return the WHITE card.

15

SUMMARY

3-year TSR against indexes (S&P Biotech ETF and BlackRock Biotech ETF)

Total Return: 18 Aug '23 - 19 Aug '26
AVXL-US
XBI-US
IBB-US
150
100
50
0
-50
-100
117.26
72.45
-59.25
10/23
1/24
4/24
7/24
10/24
1/25
4/25
7/25
10/25
1/26
4/26
7/26

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SUMMARY

5-year TSR against indexes (S&P Biotech ETF and BlackRock Biotech ETF)

Total Return: 19 Aug '21 - 19 Aug '26
AVXL-US
XBI-US
IBB-US
60
41.65
31.75
20
0
-20
-40
-60
-81.88
-100
'22
'23
'24
'25
'26

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SUMMARY

We're Here to Help

- We are NOT seeking control, we are seeking the opportunity to help Anavex realize its full potential for patients, employees, and shareholders. We have done our due diligence by speaking with 4 of the 6 existing board members, many of the former senior employees in critical roles and we have followed the Company's progress for many years. We have STRONGLY concluded that the Company will not be successful under the plan set forth by the existing board members and current personnel.

- Change Is needed, and we have selected its highly qualified nominees to oversee and direct Anavex on a successful path forward and advance the pipeline.

Vote the GOLD proxy card FOR the PVG nominees. Do not sign or return the WHITE card.

18

SUMMARY

Enough is Enough

We believe the Company is in a downward spiral. We also believe that the Company's Board has contributed to destruction in shareholder value and the current Board is not aligned with shareholders, and their proposed additions to the Board lack the strategic, operational and capital markets experience to execute on the Company's pipeline that targets a material opportunity for shareholders and high unmet medical need for patients. The Board's setbacks can be remedied by a vote of "NO CONFIDENCE" to the existing Board and its slate of proposed Board members. We believe investors' confidence can be regained through an experienced group of leaders that are aligned with existing shareholders. There is too much opportunity, and, importantly, the pipeline's benefit to patients; change is needed.

Vote the GOLD proxy card FOR the PVG nominees. Do not sign or return the WHITE card.

19

IMPORTANT INFORMATION

Sources and Required Disclosures

- All ownership, compensation, committee and biographical data is taken from Anavex Life Sciences Corp.'s Definitive Proxy Statement on Schedule 14A (DEFC14A) filed with the SEC on August 10, 2026 (the "Proxy Statement").
- Shares actually owned are calculated by subtracting the stock options enumerated in footnotes (3) through (9) of the Company's beneficial ownership table from each person's reported beneficial ownership in the Proxy Statement. Percentages are calculated on 92,696,842 shares outstanding as of July 30, 2026.
- Comparative share price performance and the Nasdaq Listing Rule 5250(c)(1) delinquency are as stated in the PVG Asset Management Corporation, Revised Preliminary Proxy Statement (PRRN14A), filed with the SEC on August 17, 2026. Anavex share price and 52-week range are per public market data as of July 17, 2026.
- The Aardvark Therapeutics Phase 3 HERO trial pause is per that company's press release dated February 27, 2026.
- Statements of belief and opinion are identified as such.

Forward-Looking Statements: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements regarding the Company's plans, strategies and expectations regarding the 2026 Annual Meeting, director nominations, the proxy solicitation, the Company's go-forward strategy, clinical development programs, business prospects, and potential actions of the Board and the Executive Committee, are forward-looking statements. These statements can be identified by the use of forward-looking terminology, including the words "believes," "anticipates," "plans," "estimates," "expects," "intends," "may," "will," "would," "could," and similar expressions, or the negative thereof. Many factors may cause actual results to differ materially from those projected in any of such forward-looking statements, which should be considered together with any forward-looking statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements made or contained herein are based on information availabe to PVG as of the date hereof, and PVG undertakes no obligation to revise or update this letter to reflect events or circumstances after the date hereof except as required by law.

Important Information Regarding Participants in the Solicitation PVG Asset Management Corporation ("PVG"), together with its director nominees may be deemed to be "participants" (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in the solicitation of proxies from the Company's stockholders in connection with the matters to be considered at the 2026 Annual Meeting. Information concerning the names of the Participants and their respective direct and indirect interests in the solicitatin, including their interests in securities of Anavex Life Sciences Corp., is available in PVG's definitive proxy statement filed with the Securities and Exchange Commission (the "SEC"). Stockholders may obtain a copy of the definitive proxy statement and other relevant documents filed by PVG with the SEC free of charge at the SEC's website at www.sec.gov.

Important Additional Information and Where to Find It: PVG has filed a definitive proxy statement, an accompanying GOLD proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company's stockholders for the 2026 Annual Meeting. STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders are able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement, and other documents that the Company files with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at www.anavex.com.

20

AVXL | ANAVEX LIFE SCIENCES
A BRIGHTER FUTURE. TOGETHER.
BETTER LEADERSHIP / STRONGER GOVERNANCE / GREATER VALUE

A NECESSARY CHANGE

How to Vote Your Shares

on the Gold Card for PVG Nominees

Call InvestorCom The PVG Proxy Agent

Shareholders deserve experienced leadership and a credible strategic plan.

VOTE GOLD

SUPPORT THE PVG NOMINEES

InvestorCom
YOUR VOTE. OUR FOCUS.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of PVG's proxy materials, please contact:

1055 Washington Boulevard, Suite 520
Stamford, CT 06901

Stockholders may call toll-free:
(877) 972-0090

Banks and brokers call collect:
(203) 972-9300

E-mail:
proxy@investor-com.com

PROTECT YOUR INVESTMENT | VOTE FOR CHANGE AT ANAVEX
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